Ciba

HALF YEAR 2006

Ciba Specialty Chemicals

Financial Statements

HALF YEAR FINANCIAL STATEMENTS 2006	Ciba Specialty Chemicals	2

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(in millions of Swiss francs, except per share data)

SIX MONTHS ENDED JUNE 30,	NOTES	2006	2005
Net sales		3 285	3 003
Cost of goods sold		(2 320)	(2 121)
Gross profit		965	882
Selling, general and administrative		(537)	(471)
Research and development		(139)	(137)
Amortization of other intangible assets	3	(30)	(27)
Restructuring, impairment and other charges (i)	7	(33)	(50)
Operating income		226	197
Interest expense		(61)	(69)
Interest income		11	12
Other financial expense, net		(38)	0
Income from continuing operations before income taxes and minority interest		138	140
Provision for income taxes		(35)	(39)
Minority interest		(8)	(2)
Income from continuing operations		95	99
Income from discontinued operations, net of tax	8	31	47
Loss on sale of discontinued operations, net of tax	8	(328)	0
Net income (loss)		(202)	146

Earnings (loss) per share, basic and diluted
Continuing operations		1.44	1.51
Discontinued operations		(4.50)	0.71
Net income (loss) per share		(3.06)	2.22

Weighted average shares outstanding, basic and diluted (in millions)		66.1	65.6

(i)

For the six months ended June 30, 2006, restructuring, impairment and other charges net of taxes of CHF 11 million, would be CHF 22 million and for the six months ended June 30, 2005, restructuring, impairment and other charges net of taxes of CHF 14 million would be CHF 36 million.

See notes to condensed consolidated financial statements

HALF YEAR FINANCIAL STATEMENTS 2006	Ciba Specialty Chemicals	3

CONSOLIDATED BALANCE SHEETS

(in millions of Swiss francs, except per share data)

	NOTES	(UNAUDITED) JUNE 30, 2006	DECEMBER 31, 2005
Assets
Current assets
Cash and cash equivalents		1 049	1 253
Accounts receivable, net		976	900
Inventories	2	1 215	1 154
Prepaid and other current assets		463	373
Current assets of discontinued operations		33	587
Total current assets		3 736	4 267
Property, plant and equipment, net		2 595	2 724
Goodwill		1 498	1 495
Other intangible assets, net	3	859	831
Financial investments		132	132
Other assets		1 058	1 129
Long-term assets of discontinued operations		6	34
Total assets		9 884	10 612

Liabilities and shareholders’ equity
Current liabilities
Accounts payable		502	493
Short-term debt		239	268
Income taxes payable		111	106
Accruals and other current liabilities		748	791
Current liabilities of discontinued operations		151	233
Total current liabilities		1 751	1 891
Long-term debt		2 920	2 941
Deferred income taxes		382	400
Other liabilities		1 294	1 313
Long-term liabilities of discontinued operations		1	84
Total liabilities		6 348	6 629
Minority interest		89	80
Shareholders’ equity	5
Common stock (i)		69	69
Additional paid-in capital		4 004	3 993
Retained earnings		120	520
Accumulated other comprehensive loss		(420)	(409)
Treasury stock, at cost (ii)		(326)	(270)
Total shareholders’ equity		3 447	3 903
Total liabilities and shareholders’ equity		9 884	10 612

(i)	Par value CHF 1 per share, 79.1 million shares authorized and 69.1 million shares issued.
(ii)	June 30, 2006: 3.3 million treasury shares; December 31, 2005: 2.6 million treasury shares.

See notes to condensed consolidated financial statements

HALF YEAR FINANCIAL STATEMENTS 2006	Ciba Specialty Chemicals	4

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in millions of Swiss francs)

SIX MONTHS ENDED JUNE 30,	2006	2005
Cash flows from operating activities
Net income (loss)	(202)	146
Add (deduct) loss (income) from discontinued operations, net of tax	297	(47)
Income from continuing operations	95	99
Adjustments to reconcile income from continuing operations to net cash provided by continuing operations:
Depreciation and amortization	182	186
Deferred income taxes	(15)	(43)
Restructuring, impairment and other charges	33	50
Restructuring payments	(45)	(22)
Loss (gain) on sale/disposal of assets, net	2	(30)
Minority interest and other non-cash items, net	52	(42)
Changes in operating assets and liabilities:
Accounts receivable, net	(94)	(14)
Inventories	(79)	(139)
Accounts payable	17	(56)
Other operating assets and liabilities	(39)	(81)
Net cash provided by (used in) continuing operations	109	(92)
Net cash used in discontinued operations	(10)	(12)
Net cash provided by (used in) operating activities	99	(104)

Cash flows from investing activities
Capital expenditures	(101)	(102)
Proceeds from sale of assets	17	34
Sale (acquisition) of businesses, net of cash	138	(32)
Loans and other long-term assets	(60)	(20)
Discontinued operations	(6)	(8)
Net cash used in investing activities	(12)	(128)

Cash flows from financing activities
Decrease in short-term debt, net	(31)	(79)
Proceeds from long-term debt	4	1
Repayments of long-term debt	(3)	(272)
Dividends paid	(198)	(66)
Capital reduction paid	0	(130)
Treasury stock transactions	(58)	(93)
Other	0	(2)
Net cash used in financing activities	(286)	(641)

Effect of exchange rate changes on cash and cash equivalents	(5)	39
Net decrease in cash and cash equivalents	(204)	(834)
Cash and cash equivalents, beginning of year	1 253	1 611
Cash and cash equivalents, end of June	1 049	777

Supplemental cash flow information
Cash paid for interest	(119)	(133)
Cash paid for income taxes	(44)	(59)

See notes to condensed consolidated financial statements

HALF YEAR FINANCIAL STATEMENTS 2006	Ciba Specialty Chemicals	5

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

(in millions of Swiss francs)

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COM- PREHENSIVE LOSS	TREASURY STOCK
					UNRESERVED SHARES	RESERVED SHARES	TOTAL
Balance at December 31, 2005	69	3 993	520	(409)	(95)	(175)	3 903
Net loss			(202)				(202)
Currency translation adjustments				(10)			(10)
Other				(1)			(1)
Comprehensive loss			(202)	(11)			(213)
Cash dividends declared and paid			(198)				(198)
Treasury stock transactions					(56)		(56)
Other		11					11
Balance at June 30, 2006	69	4 004	120	(420)	(151)	(175)	3 447

Balance at December 31, 2004	212	4 146	843	(575)	(70)	(404)	4 152
Net income			146				146
Currency translation adjustments				193			193
Other				1			1
Comprehensive income			146	194			340
Capital reduction paid	(138)	8					(130)
Cash dividends declared and paid			(66)				(66)
Share cancellation	(5)	(157)				162	0
Treasury stock transactions		1			(77)	(15)	(91)
Other		11					11
Balance at June 30, 2005	69	4 009	923	(381)	(147)	(257)	4 216

See notes to condensed consolidated financial statements

HALF YEAR FINANCIAL STATEMENTS 2006	Ciba Specialty Chemicals	6

CONDENSED BUSINESS SEGMENT DATA (UNAUDITED)

(in millions of Swiss francs, except percentages)

SIX MONTHS ENDED JUNE 30,	2006	2005
Net sales
Plastic Additives	1 074	936
Coating Effects	979	897
Water & Paper Treatment	1 232	1 170

Total net sales	3 285	3 003

Operating income before restructuring, impairment and other charges
Plastic Additives	153	121
Coating Effects	123	121
Water & Paper Treatment	35	57

Corporate and other expenses	(52)	(52)
Total operating income before restructuring, impairment and other charges	259	247

Operating income margin before restructuring, impairment and other charges
Plastic Additives	14.3%	13.0%
Coating Effects	12.5%	13.5%
Water & Paper Treatment	2.8%	4.9%
Operating income margin before restructuring, impairment and other charges	7.9%	8.2%

Restructuring, impairment and other charges (i)
Plastic Additives	0	0
Coating Effects	0	0
Water & Paper Treatment	0	0
Corporate	33	50
Total restructuring, impairment and other charges	33	50

SIX MONTHS ENDED JUNE 30,	2006	2005
Depreciation and amortization
Plastic Additives	50	45
Coating Effects	54	53
Water & Paper Treatment	75	80

Corporate	3	8
Total depreciation and amortization	182	186

Operating income
Plastic Additives	153	121
Coating Effects	123	121
Water & Paper Treatment	35	57
Corporate and other expenses (i)	(85)	(102)
Total operating income	226	197

Operating income margin
Plastic Additives	14.3%	13.0%
Coating Effects	12.5%	13.5%
Water & Paper Treatment	2.8%	4.9%
Operating income margin	6.9%	6.6%

(i)   Restructuring, impairment and other charges of CHF 33 million for the six months ended June 30, 2006 (CHF 50 million for the six months ended June 30, 2005) apply principally to the Company as a whole and therefore are included in Corporate and are not allocated to the segments.

The Company is organized into three reporting segments: Plastic Additives, Coating Effects and Water & Paper Treatment. The Company’s reporting segments develop, manufacture and market different products, services and solutions. They are managed separately because each segment has different customer markets and requires different technology and marketing strategies. The same accounting policies are consistently applied to reportable segments across the Company and all segments generate revenue in the same manner. Reported sales reflect only sales to third parties. Intersegment sales are not material.

The Company evaluates the performance of its reportable segments based on operating income.

DESCRIPTION OF SEGMENTS

The segment Plastic Additives develops, manufactures and markets products and provides services to the plastic, lubricant and home and personal care industries. The Segment’s products are additives, which are ingredients added in small quantities to polymers and other substrates that prevent aging and corrosion and help improve appearance, durability and performance of finished plastic goods, high-performance motor oils, industrial lubricants and home and personal care products. The Segment’s service business provides customers with product application solutions.

The segment Coating Effects is a leading global manufacturer of organic pigments and functional dyes as well as the leading supplier of pho-toinitiators and light stabilizers to the coatings, graphic arts and electronic industries. The Segment develops, manufactures and markets additives, pigments and functional dyes, as well as additive and pigment concentrates, for the coatings, printing, imaging, electronic, information storage, plastics and fibers industries. The end-user markets for its products and services are, among others, the automotive, packaging, publication, electronics, information storage, construction, photographic and digital printing industries.

The segment Water & Paper Treatment serves the paper & board, water treatment and detergents & hygiene industries. The Segment provides tailored grade solutions to increase paper mill productivity and improve quality, functionality and performance of paper and board. The Segment also offers products and services used to treat the water streams in industrial and municipal applications and to improve the efficiency of mineral and oil processing as well as soil additives and specialty monomers. Furthermore, the Segment provides whiteners and antimicrobials for detergents and hygiene effects for a variety of personal care products.

See notes to condensed consolidated financial statements

HALF YEAR FINANCIAL STATEMENTS 2006	Ciba Specialty Chemicals	7

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in millions of Swiss francs, except share and per share data)

1.  BASIS OF PRESENTATION

These condensed consolidated financial statements have been prepared from the unaudited records of Ciba Specialty Chemicals Holding Inc. and its subsidiaries (the “Company”) in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) for interim financial information and accordingly, do not include all information and footnotes required by U.S. GAAP for complete financial statements. For further information refer to the Notes to Consolidated Financial Statements included in the Financial Review of the 2005 Annual Report. In the opinion of management, these interim condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the consolidated statements of income, balance sheets and cash flows for the interim periods presented. Certain minor reclassifications to the 2005 financial statements have been made to conform to the 2006 presentation.

2.  INVENTORIES

	(UNAUDITED) JUNE 30, 2006	DECEMBER 31, 2005
Raw materials	205	172
Work in process and finished goods	1 010	982
Total	1 215	1 154

Work in process and finished goods are shown net of allowances for obsolete, slow-moving and lower of cost or market adjustments of CHF 37 million as of June 30, 2006 and CHF 34 million as of December 31, 2005.

3.  OTHER INTANGIBLE ASSETS

Other intangible assets by major class consist of the following:

JUNE 30, 2006 (UNAUDITED)	GROSS CARRYING VALUE	ACCUMULATED AMORTIZATION	NET CARRYING VALUE
Developed technology and know-how	821	(204)	617
Patents	87	(29)	58
Trademarks and tradenames	25	(3)	22
Minimum pension liability – intangible asset	6	–	6
Other	196	(40)	156
Total	1 135	(276)	859

DECEMBER 31, 2005
Developed technology and know-how	776	(191)	585
Patents	87	(25)	62
Trademarks and tradenames	25	(2)	23
Minimum pension liability – intangible asset	6	–	6
Other	184	(29)	155
Total	1 078	(247)	831

The intangible asset related to the minimum pension liability is not subject to amortization. For the remaining other intangible assets, for the first six months of 2006, amortization amounted to CHF 30 million (2005: CHF 27 million). Based on the other intangible asset values at June 30, 2006, future other intangible asset amortization expense is expected to be as follows: six months from July to December 2006: CHF 32 million; full years, 2007: CHF 64 million, 2008: CHF 62 million, 2009: CHF 59 million, 2010: CHF 60 million; 2011 and thereafter CHF 576 million.

HALF YEAR FINANCIAL STATEMENTS 2006	Ciba Specialty Chemicals	8

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in millions of Swiss francs, except share and per share data)

4.  RETIREMENT BENEFITS

The components of net pension expense for the Company’s defined benefit pension plans were as follows:

SIX MONTHS ENDED JUNE 30,	2006	2005
Service cost	65	58
Interest cost	92	88
Expected return on plan assets	(99)	(96)
Amortization of prior service cost	0	1
Other losses and amortization, net	36	8
Total net pension expense	94	59

In connection with the sale of the Textile Effects business on June 30, 2006 (see note 8), certain pension benefits and post-retirement benefits, liabilities and related assets for certain active employees and retirees of the Textile Effects business were assumed by the purchaser. This resulted in the recognition of a CHF 90 million loss (CHF 68 million, net of tax) for the affected benefit plans, which is included in Loss on sale of discountinued operations, net of tax for June 30, 2006. The components of net pension expense have not been restated for amounts related to continuing and discontinued operations as no detailed information was available. An estimate of the pension assets and liabilities allocable to the Textile Effects business has been included in discontinued operations.

The amount contributed by the Company to its defined benefit pension plans during the six months ended June 30, 2006 is CHF 79 million. The amount expected to be contributed during the remainder of 2006 is CHF 50 million.

5.  SHAREHOLDERS’ EQUITY

At the Company’s Annual General Meeting on March 2, 2006, the shareholders approved a dividend payment to the shareholders of CHF 3 per share, based on 2005 results. The dividend payment, which totaled CHF 198 million, was made on March 8, 2006 (2005: CHF 66 million dividend paid on March 8, 2005 and CHF 130 million capital reduction paid on May 18, 2005).

The Company purchased, net of sales, 706 425 shares of treasury stock in the first half of 2006 (purchased, net of sales, 1 182 302 shares in the first half of 2005) at market prices or, in the instance of sales of treasury stock in connection with the Company’s employee stock plans, at the respective exercise prices.

The components of accumulated other comprehensive loss in the accompanying consolidated balance sheets are as follows:

	(UNAUDITED) JUNE 30, 2006	DECEMBER 31, 2005
Currency translation adjustment	(318)	(308)
Minimum pension liability, net of tax	(103)	(103)
Other, net of tax	1	2
Accumulated other comprehensive loss	(420)	(409)

6.  CONTINGENCIES

CONTINGENCIES

The Company operates in countries where political, economic, social, legal and regulatory developments can have an impact on the operational activities. The effects of such risks on the Company’s results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying financial statements.

In connection with its Toms River, New Jersey site in the United States, the Company’s subsidiary in the United States received a demand from local authorities to remove a landfill at the site (see “Environmental Matters” below). In connection with certain polyacrylamide products, the Company’s subsidiary in the United States has been named as one of the defendants in two class action lawsuits in West Virginia (see “Litigation Matters” below).

GUARANTEES

In the normal course of business, the Company has provided certain trade and other guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur losses as a result of these guarantees. As of June 30, 2006, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 3 million of which CHF 1 million expire in 2006 and CHF 2 million expire in 2007 or thereafter.

In connection with past divestments of businesses, the Company has issued certain indemnifications to the purchasers of those businesses related to the past actions of the Company in the area of compliance with environmental and tax regulations. At June 30, 2006 the Company had issued CHF 30 million of environmental indemnifications that decrease to CHF 24 million in 2008 and which expire in 2009. In addition, the Company has outstanding environmental indemnifications that were issued to the purchaser of its Performance Polymers and Textile Effects businesses, which were sold in May 2000 and June 2006, respectively. These environmental indemnifications are further discussed in the ‘Environmental Matters’ section below. The Company has issued certain tax indemnifications in connection with divestments of businesses and in connection with certain debt financing arrangements of the Company, that are unlimited in amount and, in certain instances, in time. As of June 30, 2006, the Company has recorded liabilities related to the environmental indemnifications totaling CHF 21 million (December 31, 2005: CHF 12 million). It is the opinion of the Company’s management that the possibility is remote that these indemnifications will have a material adverse impact on the Company’s consolidated financial statements.

ENVIRONMENTAL MATTERS

Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with laws and regulations applicable to waste streams. In management’s opinion, the Company substantially complies with all such laws.

Under the Company’s agreement with Novartis, Novartis agreed to reimburse the Company 50 percent of United States environmental liabilities arising from past operations of the Company in excess of the

HALF YEAR FINANCIAL STATEMENTS 2006	Ciba Specialty Chemicals	9

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in millions of Swiss francs, except share and per share data)

agreed reserves. Outside the United States, environmental liabilities are allocated between Novartis and the Company based on the ownership of the site or, if environmental liabilities do not relate to production sites or these are not owned by either entity, according to the polluter pays principle. If causation between the parties cannot be determined, costs are shared equally. The agreement with Novartis is not subject to any time or amount limits but could terminate for certain liabilities in the United States (i) upon a sale of substantially all of the Company’s assets, (ii) upon a change in control of the Company, or (iii) for individual facilities, upon the sale of the facility (unless the Company retains responsibility for any clean-up at such site).

The contractual terms of the sale of the Performance Polymers business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Performance Polymers business prior to May 31, 2000, whereby damages for remediation in connection with sites outside the United States shall cover only 80 percent of the respective costs. The responsibility with respect to any non-United States sites covers environmental liabilities incurred within fifteen years from May 31, 2000 and is limited to CHF 75 million. With respect to any such environmental liabilities in the United States, the Company’s obligation to indemnify is unlimited in time and/or amount. Novartis’ environmental indemnification obligations to the Company described above are not affected by the sale of the Performance Polymers business.

The contractual terms of the sale of the Textile Effects business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Textile Effects business prior to June 30, 2006. With respect to any such environmental liabilities, the Company’s obligation to indemnify is unlimited in amount and to a period of fifteen years following June 30, 2006, except for off-site releases, liabilities resulting from non-compliance, and certain risk management assessments and upgrades to buildings at one specific site, which are unlimited in time. Novartis’ environmental indemnification obligations to the Company described above are not affected by the sale of the Textile Effects business.

The Company continues to participate in environmental assessments and clean-ups at a number of locations, including operating facilities, previously owned facilities and United States Superfund sites. The Company accrues reserves for all known environmental liabilities for remediation costs when a clean-up program becomes probable and costs can be reasonably estimated. Clean-up of the most significant sites has been or is nearly completed, except as described in the following paragraphs.

At its Toms River, New Jersey remediation site, the Company’s subsidiary in the United States is engaged in a large bio-remediation project that is estimated to take up to another four years to complete. Based on management’s current estimates, the Company’s environmental provisions are adequate to cover the expected costs to complete this remediation plan.

In 2005, the Company’s subsidiary in the United States received a demand from local authorities to remove the Cell 1 landfill at the Toms River site. Environmental experts have been consulted and extensive discussions have been held with the local authorities. The U.S. Environmental Protection Agency has stated its opinion that the landfill does not need to be removed. It is therefore the opinion of the Company’s management that the possibility is remote that the Company would be compelled to remove the landfill or to incur additional material costs related to this site.

The planning for the total remediation of the waste disposal site in Bonfol, Switzerland, which was closed in 1976, is expected to conclude in the near future. The responsibility for the remediation lies with eight chemical enterprises including among others the Company. The responsible companies cooperate with the governmental authorities to define the necessary measures in view of a final remediation of the site. The remaining planning and remediation effort could require up to ten years to complete. In management’s opinion, based on the current remediation plans, the Company’s environmental provisions are adequate to cover the Company’s share of the expected costs to complete the remediation at this site.

In the Basel region, several landfills (Switzerland, France and Germany) contain chemical waste besides other industrial and household wastes. Presently, eleven landfills are the subject of investigations carried out with the authorities by the ‘Interessengemeinschaft Deponiesicherheit Regio Basel’, an association of the involved pharmaceutical and chemical enterprises (including the Company). As of June 30, 2006, no remedial actions have been defined or required in a legally binding form.

In management’s opinion, the environmental reserves accrued are sufficient to meet all currently known and estimable environmental claims and contingencies. Because of the nature of the Company’s operations, however, there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. In addition, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations. As a result, the Company is unable to estimate the amount or range of reasonably possible losses in excess of provisions recorded in the accompanying consolidated balance sheets. Further, it is the opinion of the Company’s management that the possibility is remote that costs will be materially in excess of existing provisions and will therefore have a material adverse impact on the Company’s consolidated financial statements.

LITIGATION MATTERS

Two class action lawsuits were filed in 2002 and 2003 against the Company’s subsidiary in the United States and other chemical suppliers in two separate state courts in West Virginia relating to the sales of certain products to coal preparation plants. The major claim in both cases is a request for medical monitoring on behalf of a class of workers in coal preparation plants due to exposure to residual acrylamide in products manufactured by the Company and several other defendants. There are also a few personal injury allegations. The Supreme Court of West Virginia recently issued a decision ordering that all future proceedings in the two cases be coordinated and remanded both cases to the same judge. The judge was given discretion on how best to coordinate those proceedings. Both cases are currently in discovery.

Based on knowledge and use of acrylamide in its own manufacturing operations for several years, the Company does not believe that these claims have merit. However, if any liability were found, there most likely would be a sharing of the liability among many of the defendants, although it is too soon to assess what share any defendant would have of that liability, if any. The Company has established adequate reserves for legal expenses related to these claims, and is confident that these reserves are sufficient to prevent the claims from having any material adverse effect on its financial position or the results of its operations. Further, it is the opinion of the Company’s management that the possibility is remote that costs will be materially in excess of existing reserves and will therefore have a material adverse impact on the Company’s consolidated financial statements.

HALF YEAR FINANCIAL STATEMENTS 2006	Ciba Specialty Chemicals	10

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in millions of Swiss francs, except share and per share data)

OTHER MATTERS

In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, intellectual property, commercial, environmental, and health and safety matters. Although the outcome of any of these matters cannot be predicted with certainty, it is the opinion of the Company’s management that the possibility is remote that any such matter will have a material adverse impact on the Company’s business, financial position, cash flows or results of operations.

7.	RESTRUCTURING, IMPAIRMENT AND OTHER CHARGES

Restructuring, impairment and other charges result principally from Project Shape, which the Company implemented in 2004 and amended in 2005. Project Shape is primarily designed to adapt and optimize the production and support organizations of Segment Water & Paper Treatment following the acquisition of Raisio Chemicals, and to accelerate the shift of focus in Segment Textile Effects to growth regions in Asia by reducing its European presence. The project involves the closure of manufacturing facilities in the UK and Italy and the rightsizing of plants in Europe and the U.S.

The remainder of Project Shape is planned for completion in 2007, with costs expected to total CHF 261 million consisting of: CHF 147 million for employee severance costs resulting from 1270 reductions of positions, CHF 77 million for asset impairment charges and CHF 37 million for other costs. The expected asset impairment charges are net of gains on assets disposed of in connection with the project.

	EMPLOYEE SEVERANCE	OTHER COSTS		TOTAL
Project Shape restructuring provisions
Balance at December 31, 2005	47	1		48
Charged to operating income	28	9		37
Payments/settlements	(38)	(8)		(46)
Balance at June 30, 2006	37	2		39

	EMPLOYEE SEVERANCE	OTHER COSTS	IMPAIRMENT	TOTAL
Project Shape restructuring charged (credited) to operating income
Incurred from inception to December 31, 2005	90	37	69	196
Incurred during six months ended June 30, 2006	28	(12)	8	24
Total incurred as of June 30, 2006	118	25	77	220

In addition to Project Shape, charges related to a number of other minor restructuring activities that occurred during the six months ended June 30, 2006 are included in restructuring, impairment and other charges.

8.  DISCONTINUED OPERATIONS

DIVESTMENT OF TEXTILE EFFECTS BUSINESS

On February 18, 2006, the Company signed an agreement under which Huntsman Corporation agreed to buy the Textile Effects business. The transaction was completed on June 30, 2006, subject to customary post-closing working capital and other adjustments. The financial position and results of operations of the Textile Effects business transferred to Huntsman, which represents substantially all of the Textile Effects Segment, have been reported as discontinued operations in the Consolidated Financial Statements as of June 30, 2006 and December 31, 2005 and for the six months ended June 30, 2006 and 2005.

The segment Textile Effects serves the textile industry, offering dyes and chemicals, services and integrated solutions to customers along the whole textile value chain. The Segment’s products include dyes and chemicals for dyeing and printing of almost all textile fibers, optical brighteners and textile finishing products for protection and easy-care. Services offered by the Segment include color matching via the Internet and technical consultancy regarding textile color and effects management for international brand houses and retailers.

During the six months ended June 30, 2006, the Company incurred CHF 15 million of restructuring charges related to the Textile Effects business in order to meet the divestment requirements agreed with the purchaser. The costs incurred were CHF 4 million for severance costs in connection with the reduction of approximately 48 positions and CHF 11 million for impairment costs. A provision of CHF 8 million for costs expected to be incurred by the Company to finalize the Textile Effects business restructuring is in cluded in current liabilities of discontinued operations. This restructuring is expected to be completed by December 31, 2006.

Summarized financial information of the discontinued Textile Effects business is presented in the following table:

SIX MONTHS ENDED JUNE 30,	2006	2005
Net sales	664	646
Income before income taxes and minority interest	41	25
Provision for income taxes	(9)	(7)
Minority interest	1	(1)
Income from discontinued operations of Textile Effects business, net of tax	33	17

After the sale, continuing cash flows between the Company and Huntsman will exist through the provision by the Company of certain administrative and information technology services to Huntsman and the provision by both the Company and Huntsman to each other of toll manufacturing/supply services. The administrative and information technology services are scheduled to end at the end of 2007 while, subject to certain early termination provisions, the commitments to provide toll manufacturing/supply services continue until June 30, 2011. The future cash flows resulting from these continuing activities between the Company and the Textile Effects business are not expected to be significant. Further, as the Company is not able to actively influence the operating or management policies of Huntsman or the Textile Effects business as a result of these arrangements, there is no significant continuing involvement with the Textile Effects business.

HALF YEAR FINANCIAL STATEMENTS 2006	Ciba Specialty Chemicals	11

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in millions of Swiss francs, except share and per share data)

OTHER

In connection with the Company’s divestment of the Performance Polymers Business in 2000, Vantico (now owned by Huntsman Corporation) initiated a pension-related lawsuit. The supreme court ruled in the Company’s favor in June 2005 resulting in the release at that time of previously established reserves totaling CHF 30 million, net of income taxes of CHF 10 million. In addition, during the six months ended June 30, 2006, the Company incurred CHF 2 million of other costs attributable to the earlier divested Performance Polymers Business.

FORWARD-LOOKING STATEMENTS

Forward-looking statements and information contained in these Half Year Financial Statements are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

HALF YEAR FINANCIAL STATEMENTS 2006	Ciba Specialty Chemicals	12

CONTACT

GENERAL CONTACT	GROUP COMMUNICATIONS	INVESTOR RELATIONS	SHARE REGISTER
Ciba Specialty Chemicals Inc. Klybeckstrasse 141 CH-4002 Basel Switzerland T +41 61 636 1111 F +41 61 636 1212 INTERNET ADDRESS www.cibasc.com	For media inquiries, please contact: HEADQUARTERS SWITZERLAND Thomas Gerlach T +41 61 636 4444 F +41 61 636 3019	For investor or analyst inquiries, please contact: HEADQUARTERS SWITZERLAND Matthias A. Fankhauser T +41 61 636 5081 F +41 61 636 5111 Siegfried Schwirzer T +41 61 636 5084 F +41 61 636 5111

To report shareholder address or other
changes, please contact:

Share Register

Ciba Specialty Chemicals Holding Inc.

c/o ShareCommService AG

P.O. Box

CH-8152 Glattbrugg

Switzerland

T +41 44 809 5858

F +41 44 809 5859

These financial statements are published in both English and German. © Ciba Specialty Chemicals Inc. 2006